

February 25, 2022

Kevin Jacobsen
Chief Financial Officer
CLOROX CO /DE/
1221 Broadway
Oakland, California 94612

> **Re: CLOROX CO /DE/**
> **Form 10-K for the Year Ended June 30, 2021**
> **Form 10-Q for the Period Ended December 31, 2021**
> **Form 8-K Filed February 3, 2022**
> **File No. 001-07151**

Dear Mr. Jacobsen:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Period Ended December 31, 2021

Capital Resources and Liquidity, page 25

1. Please expand your capital resources and liquidity disclosures to address the following:
    * We note you believe that you have the funds necessary to support your short-term liquidity and operating needs. Please address your consideration of your increasing working capital deficit in making this determination. In this regard, we note that your working capital deficit has increased from $227 million at June 30, 2021 to $855 million at December 31, 2021; and
    * During the second half of fiscal year 2020 in order to improve working capital, you arranged for a global financial institution to offer a voluntary supply chain finance program for the benefit of your suppliers. Please expand your disclosures, including in your interim filings, to address the following:
        ° How these arrangements have impacted your balance sheet, statement of cash

flows, short-and long-term liquidity;
- ° The material terms of these agreements including whether you or your subsidiaries provide guarantees related to these programs;
- ° Whether you could face a material risk if a party to the arrangement is terminated; and
- ° Of the amounts payable at the end of the period related to these arrangements, the portion of these amounts that an intermediary has already settled for you.

Refer to Items 303(b)(1) and (c)(1) of Regulation S-K as well as CF Disclosure Guidance Topic 9A (June 23, 2020) available on the Commission's website.

Form 8-K Filed February 3, 2022

Exhibit 99.1
Non-GAAP Information, page 7

2.   In your determination of Adjusted EPS and Adjusted EBIT as presented in Exhibit 99.2, you adjust for operating expenses incurred related to your long-term strategic investment in digital capabilities and productivity enhancements. Please identify the specific nature of the costs included in this adjustment and provide us with a breakdown of each component and its related amount. For each component, tell us what consideration you gave to Question 100.01 of the Non-GAAP Compliance & Disclosure Interpretations and correspondingly how you determined these are not normal, recurring cash operating expenses necessary to operate your business.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Nudrat Salik at (202) 551-3692 or Jeanne Baker at (202) 551-3691 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Life Sciences